Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Earnings (Loss):
Earnings (Loss) before income taxes	$(377)	$(396)	$(1,131)	$(2,203)

Add: Total fixed charges (per below)	385	373	1,097	1,094

Less: Interest capitalized	11	10	32	23
Total earnings (loss) before income taxes	$(3)	$(33)	$(66)	$(1,132)

Fixed charges:
Interest	$148	$155	$428	$467

Portion of rental expense representative of the interest factor	215	212	637	614

Amortization of debt expense	22	6	32	13
Total fixed charges	$385	$373	$1,097	$1,094

Ratio of earnings to fixed charges	-	-	-	-
Coverage deficiency	388	406	1,163	2,226

Note:As of September 30, 2009, American has guaranteed approximately $887 million of AMR’s unsecured debt and approximately $262 million of AMR Eagle’s secured debt.  The impact of these unconditional guarantees is not included in the above computation.